INX Inc. 6401 Southwest Freeway Houston, Texas 77074

August 6, 2009

Securities and Exchange Commission
Washington D.C. 20549

Attn:	Ms. Kathleen Collins
Accounting Branch Chief

Re:	INX Inc.
Form 10-K for Fiscal Year ended December 31, 2008 filed March 10, 2009

File No. 1-31949

VIA:  Edgar Filing

Dear Ms. Collins:

On July 22, 2009, INX Inc. (the “Company” or “INX”) received the comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) to the Company’s above referenced Form 10-K.  The Company’s response is shown below, following the SEC comment.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of
Operations

Critical Accounting Policies

Goodwill, page 46

Comment 1:

We note your response to our prior comment 2 and your proposed revised disclosures with regards to the Company's critical accounting policies for goodwill and impairment of long-lived assets. Please include this information in your June 30, 2009 Form 10-Q and in addition to the proposed disclosures, please also include the following:

•	Disclose the amount of goodwill allocated to each reporting unit;
•
Provide the carrying value and fair value for each reporting unit as of the date of your most recent step-one test. Alternatively, disclose the percentage by which the fair values exceed the carrying values for each unit; and

•
For those reporting units in which the fair values do not exceed their carrying values by significant amounts, describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

Response to Comment 1:

The Company acknowledges the Staff’s comment regarding additional disclosures relating to goodwill and will include the following revised disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations, Critical Accounting Policies, as contained in the June 30, 2009 Form 10-Q. This disclosure is the same as proposed in the response dated July 13, 2009, with the addition of three paragraphs in italics to specifically address the additional disclosures requested above.

Goodwill

We test our recorded goodwill annually for impairment as of the end of our fiscal year as well as whenever events or changes in circumstances indicate that the carrying value may not be recoverable, in accordance with FASB Statement No. 142, Goodwill and Other Intangibles Assets (“SFAS 142”). Circumstances that could trigger an interim impairment test include but are not limited to: a significant adverse change in the business climate or legal factors; an adverse action or assessment by a regulator; unanticipated competition; loss of key personnel; the likelihood that a reporting unit or significant portion of a reporting unit will be sold or otherwise disposed; or results of testing for recoverability of a significant asset group within a reporting unit.

 The goodwill impairment test consists of a two-step process.  Step 1 of the impairment test involves comparing the fair values of the applicable reporting units with their carrying values, including goodwill. If the carrying amount of a reporting unit exceeds the reporting unit’s fair value, we perform Step 2 of the goodwill impairment test to determine the amount of impairment loss. Step 2 of the goodwill impairment test involves comparing the implied fair value of the affected reporting unit’s goodwill against the carrying value of that goodwill. In performing the first step of the impairment test, we reconcile the aggregate estimated fair value of our reporting units to our market capitalization (together with an implied control premium).

SFAS 142 requires the testing of goodwill for impairment be performed at a level referred to as a reporting unit. We currently have twelve reporting units based primarily on our geographical regions, of which eleven reporting units have goodwill assigned.  Goodwill is assigned based on (1) goodwill incurred in the purchase of the reporting unit and (2) goodwill allocated to reporting units existing at the time of an acquisition and directly benefiting from the business combination.

To estimate the fair value of our reporting units, we use the income approach and the market approach.  Once the fair value of each reporting unit is determined under each valuation method, we apply a weighting of 90% to the income approach and 10% to the market approach. We place greater reliance on the income approach because we believe the discounted cash flow projections are a more reliable methodology.

The income approach is based on a discounted cash flow analysis (“DCF”) and calculates the fair value by estimating the after-tax cash flows attributable to a reporting unit and then discounting the after-tax cash flows to a present value using a risk-adjusted discount rate. Assumptions used in the DCF require the exercise of significant judgment, including judgment about appropriate discount rates and terminal values, growth rates, and the amount and timing of expected future cash flows. The forecasted cash flows are based on our most recent budget and for years beyond the budget, the estimates are based on assumed growth rates. We believe the assumptions are consistent with the plans and estimates used to manage the underlying businesses. The discount rates, which are intended to reflect the risks inherent in future cash flow projections, used in the DCF are based on estimates of the weighted-average cost of capital (“WACC”) of a market participant relative to each respective reporting unit. Such estimates are derived from our analysis of peer companies and considered the industry weighted average return on debt and equity from a market participant perspective for its reporting units.  Specific assumptions used were as follows:

	December 31, 2008	December 31, 2007
Weighted average cost of capital	28.4 - 28.7%	21.7 – 25.1%
Compound annual revenue growth rate for five years	(9.9) - 32.7%	13.8 – 22.1%
Terminal year stable growth rate	3.5 – 4.0%	4.0%

The market approach considers comparable market data based on multiples of revenue, gross profit, earnings before taxes, depreciation and amortization (“EBITDA”), and net income. We believe the assumptions used to determine the fair value of our respective reporting units are reasonable. If different assumptions were used, particularly with respect to forecasted cash flows, WACCs, or market multiples, different estimates of fair value may result and there could be the potential that an impairment charge could result. Actual operating results and the related cash flows of the reporting units could differ from the estimated operating results and related cash flows. The valuation multiples calculated were as follows, where MVIC represents the market value of invested capital (market capitalization plus interest bearing debt):

	December 31, 2008	December 31, 2007
MVIC/Revenues	0.17x	N/A
MVIC/Gross profit	0.83x	1.1x
MVIC/EBITDA	4.75x	12.5x
Market cap/Net income	10.23x	16.2x

The 2008 impairment charges for the reporting units are primarily attributable to the assumption of higher discount rates and lower projected future cash flows as compared to those used in the annual impairment test performed in 2007. The higher discount rates for the three reporting units, which ranged from 28.4% to 28.7% compared to 21.7% to 25.1% used the previous year, reflect an increase in the risks inherent in the estimated future cash flows and the higher rate of return a market participant would require based on the current macro-economic environment.

As of December 31, 2008, the North Texas, Central Texas, Federal, and National reporting units with goodwill totaling $1,940, had estimated fair values exceeding their carrying values by a minimum of 70 percent. The Southwest, Gulf Coast, and Southern California reporting units with goodwill totaling $4,323, had estimated fair values exceeding their carrying values by 9 to 15 percent. The NetTeks and VocalMash reporting units with goodwill totaling $504 had carrying values that approximated fair value as these reporting units were recently acquired. Lastly ,the Northwest, New England, and Northern California reporting units with goodwill totaling $5,983, had estimated fair values which approximated their carrying values as a result of the impairment charge recorded at December 31, 2008.  During 2009 the National reporting unit was merged into the Gulf Coast reporting unit and the NetTeks reporting unit was merged into the New England reporting unit.

With the exception of potential regional economic differences, the fair value of all of our reporting units are primarily affected by the forecasted demand and spending on technology products in our principal markets which are:  network infrastructure, unified communications and data center products and services.  Some of the inherent assumptions and estimates used in determining the estimated fair value of these reporting units are outside the control of management, including interest rates, cost of capital, and tax rates.  It is possible that changes in circumstances, existing at the measurement date or at other times in the future, or in the numerous estimates associated with management’s judgments, assumptions and estimates made in assessing the fair value of our goodwill, may result in an impairment charge of a portion or all of the goodwill amounts previously noted.  If we record an impairment charge, our financial position and results of operations could be adversely affected.

For illustrative purposes, had the December 31, 2008 fair values of each reporting unit been lower by 10%, an additional goodwill impairment charge of $2,108 would have been recorded. Our goodwill balance was $12,751 as of December 31, 2008 and $16,603 at December 31, 2007.

There were no events or changes in circumstances in the first or second quarter of 2009 that required an interim impairment test. In making this assessment, we relied on a number of factors including market value of our common stock, actual and forecasted operating cash flows, and business plans in comparison to the operating forecast on which the previous impairment test was based.  The actual operating income for the six-month period ended June 30, 2009 of the Federal, New England and Gulf Coast reporting units has trailed the impairment test forecasted operating income.  During the second and third quarters of 2009, we made several strategic changes, including replacing key personnel, reducing headcount, and consolidating facilities designed to improve performance in future periods and mitigate operating forecast shortfalls.  At this time we believe it is more likely than not that the fair value of these reporting units is greater than their carrying value. However, we can provide no assurance that future goodwill impairments will not occur.

Impairment of Long-Lived Assets

We record impairment losses on long-lived assets, such as amortizable intangible assets and property and equipment, when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets.  Evaluation of long-lived assets for impairment is performed at the asset group level, which represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities.  Our asset group level corresponds to the same level as the reporting units used in our goodwill impairment testing.

As requested, I acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We believe that the above clearly and accurately responds to the Staff’s comments.  We look forward to working with the Staff to enhance our compliance with applicable disclosure requirements and to improve our overall disclosure.  Please contact me if you have any questions or need any further information.  Feel free to contact me via any of the below methods.

Sincerely,

By:	/s/ James H. Long
James H. Long
Chief Executive Officer
and Chairman of the Board

Jim.Long@inxi.com
713.795.2301 (direct office)
713.795.2307 (fax)
713.412.0129 (cell)